News Release

FOR IMMEDIATE RELEASE

Suncor and ATCO partner on a potential world-scale clean hydrogen project in Alberta

•	Our ATCO/Suncor decision to collaborate on this potential project follows welcome messages of support from both the Government of Canada and the Government of Alberta for emission-reduction projects and infrastructure. Such collaboration between governments and business and across sectors will be critical to progressing this project and achieving Canada’s net zero by 2050 goals.

•	Project would produce more than 300,000 tonnes per year of clean hydrogen using advanced technology to capture more than 90% of the emissions generated in the hydrogen production process.

•	Approximately 65% of the produced clean hydrogen would be used in refining processes and cogeneration of steam and electricity at the Suncor Edmonton Refinery, reducing refinery emissions by up to 60%.

•	Approximately 20% of the produced clean hydrogen could be used in the Alberta natural gas grid to further reduce emissions.

•	Project would reduce CO₂ emissions in Alberta by more than two million tonnes per year, equivalent to taking 450,000 cars per year off the road.

CALGARY, Alberta May 11, 2021 – Two Canadian companies, Suncor Energy and ATCO Ltd., are collaborating on early stage design and engineering for a potential clean hydrogen project near Fort Saskatchewan, Alberta. The project would produce more than 300,000 tonnes per year of clean hydrogen, reduce Alberta's CO₂ emissions by more than two million tonnes per year, significantly advance Alberta's hydrogen strategy, generate substantial economic activity and jobs across the province, and make a sizable contribution to Canada's net zero ambition.

It is expected that 85% of the produced clean hydrogen would be used to supply existing energy demand. Specifically, 65% of the output would be used in refining processes and cogeneration of steam and electricity at the Suncor Edmonton Refinery, reducing refinery emissions by 60%. In addition, approximately 20% of the output could be used in the Alberta natural gas distribution system, also further reducing emissions.

"With abundant natural gas resources and geology that is well suited to the utilization and permanent storage of CO₂, Alberta is one of the best places in the world to produce clean hydrogen," said Mark Little, President and Chief Executive Officer, Suncor. "Suncor's 50 years of experience producing and using hydrogen in refining and upgrading operations combined with ATCO's extensive midstream gas experience creates a winning partnership to reduce our companies’ emissions and establish Canada as a global leader in clean hydrogen. Collaborating with industry partners and governments on these types of strategic projects will assist in decarbonizing our base business."

“This project would be a global scale solution to reducing emissions with made-in-Canada energy ingenuity, while positioning Alberta at the forefront of the clean hydrogen economy," said Nancy Southern, Chair and Chief Executive Officer, ATCO. "A clean energy future is a shared national priority, and a transformational project like this one will require extraordinary collaboration with all levels of governments. We look forward to working with our partners in government and with our regulators to bring this vision to life."

Although several provincial and federal policies, fiscal programs and regulations have already been put in place to support significant decarbonization and the development of a leading low-carbon fuels industry, further regulatory certainty and fiscal support is required for the project to progress to a sanctioning decision. For example, the availability of carbon sequestration rights, emissions reduction compliance credits, regulations to allow hydrogen blending into natural gas, and investment tax credits for carbon capture utilization and storage are all critical to the economic viability of the project. Suncor and ATCO are continuing to work collaboratively with the Government of Alberta and the Government of Canada to address these areas and create the regulatory and policy certainty and fiscal framework needed to advance this world-scale clean energy investment.

“This partnership is good news for Alberta’s economic recovery. As our COVID-19 vaccine rollout continues to gain momentum, Alberta’s government will look towards how we can get our economy going and get Albertans back to work,” said Alberta Premier Jason Kenney. “With a highly skilled energy workforce and an abundance of natural gas resources, Alberta is ready to be a world leader in hydrogen production. Massive hydrogen projects like this will help us reach our emission goals while also creating thousands of good jobs for Albertans.”

"For Canada to be a global leader in the low-carbon economy, we need to take immediate and strategic actions with long term impacts. I'm pleased to see two major Canadian companies come together on an idea that could create good jobs and reduce greenhouse gas emissions," said Minister Francois-Phillippe Champagne, Minister of Innovation, Science and Industry of Canada. "While this is a first step for the proposal, I am happy to see companies answer our call for bold projects that can demonstrate Canadians’ expertise, drive, and spirit to build a world-leading hydrogen industry. Working with industry on decarbonization is a key part of our commitment to meet our ambitious climate targets while creating opportunities for all Canadians.”

The hydrogen production facility would be located at ATCO's Heartland Energy Centre near Fort Saskatchewan, Alberta and could be operational as early as 2028, provided that it has the required regulatory and fiscal support to render it economic. A sanctioning decision is expected in 2024. In addition to supplying clean hydrogen to Suncor and the Alberta gas grid, the project would make hydrogen volumes available for Alberta's other industrial, municipal and commercial transport users.

The parties anticipate that Suncor would construct and operate the hydrogen production and CO₂ sequestration facilities and ATCO would construct and operate associated pipeline and hydrogen storage facilities. The hydrogen production facility design would be capable of being replicated, allowing for the construction of subsequent project phases.

Both ATCO and Suncor have deep and enduring roots in Alberta, with footprints that span the province supporting thousands of jobs in hundreds of communities. The project would support further economic opportunity, incenting investment along the hydrogen value chain—from production through CO₂ sequestration and end-use.

About Suncor Energy

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges. For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor.

About ATCO

With approximately 6,200 employees and assets of $22 billion, ATCO is a diversified global corporation with investments in the essential services of Structures & Logistics (workforce and residential housing, innovative modular facilities, construction, site support services, workforce lodging services, facility operations and maintenance, defence operations services, and disaster and emergency management services); Utilities (electricity and natural gas transmission and distribution, and international electricity operations); Energy Infrastructure (electricity generation, energy storage and industrial water solutions); Retail Energy (electricity and natural gas retail sales); Transportation (ports and transportation logistics); and Commercial Real Estate. More information can be found at www.ATCO.com.

Suncor: Legal Advisory – Forward Looking Information

This news release contains certain forward-looking statements within the meaning of applicable Canadian and U.S. securities laws. Some of the forward-looking statements may be identified by words like "will", "potential", "would", "could", "expected" and similar expressions and include references to the potential hydrogen project, including: the expected benefits of the project and the impact the project would have, the expected timing for the both the sanctioning decision and potential operational date and the factors that are expected to impact the sanctioning decision. Forward-looking statements are based on Suncor's current expectations, estimates, projections and assumptions that were made by Suncor at the time the statement was made and consider Suncor's experience and its perception of historical trends. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. Suncor's most recently filed Management's Discussion & Analysis, Annual Information Form, Annual Report to Shareholders and Form 40-F, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements.

ATCO Forward-Looking Information

Certain statements contained in this news release may constitute forward-looking information. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

The Company's actual results could differ materially from those anticipated in this forward-looking information as a result of regulatory decisions, competitive factors in the industries in which the Company operates, prevailing economic conditions (including as may be affected by the COVID-19 pandemic), and other factors, many of which are beyond the control of the Company.

The Company believes that the expectations reflected in the forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information should not be unduly relied upon.

Any forward-looking information contained in this news release represents the Company's expectations as of the date hereof and is subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities legislation.

Suncor investor inquiries: T 1-800-558-9071 invest@suncor.com	ATCO investor inquiries: Myles Dougan Director, Investor Relations & External Disclosure T: 403 292 7879 C: 403 828 2908

Suncor media inquiries: T 1-833-296-4570 media@suncor.com	ATCO media inquiries: Kurt Kadatz Senior Manager, Corporate Communications T: 587 228 4571